

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



04048935

DIVISION OF
MARKET REGULATION



October 4, 2004

Tom McAleavey, Esq.
Holland & Knight LLP
200 South Orange Avenue, Suite 2600
P.O. Box 1526 (ZIP 32802-1526)
Orlando, FL 32801

Act	Exchange Act of 1934
Section	Regulation M
Rule	Rule 102
Public Availability	10/4/04

Re: ***Hughes Supply, Inc., Rescission Offer***
File No. TP 04-96

Dear Mr. McAleavey:

In your letter dated October 4, 2004, as supplemented by conversations with the staff, you request on behalf of Hughes Supply, Inc. ("Hughes Supply" or the "Company") an exemption from Rule 102 of Regulation M to allow the Company to bid for rescission shares while it continues to offer its shares to the public. We have attached a copy of your letter to avoid reciting the facts that it presents. Unless otherwise noted, each defined term in this letter has the same meaning as defined in your letter.

Response:

Sometime after June 1998, participants in the Hughes Supply, Inc. Cash or Deferred Profit Sharing Plan and Trust (the "401(k) Plan") purchased shares of common stock which exceeded the number of 401(k) Plan Shares covered by the Company's registration statement. Consequently, the acquisition by the 401(k) Plan's trustee for the benefit and at the direction of 401(k) Plan participants of shares of common stock of Hughes Supply may not have been registered in compliance with applicable securities laws. In order to address this issue, the Company desires to repurchase their shares through a rescission offer (the "Rescission Offer"). The Company would file a registration statement covering 168,320 shares of common stock that would be subject to the Rescission Offer on a Form S-3 under the Securities Act of 1933 to register the Rescission Offer as promptly as possible.

On June 14, 2004, the Company filed with the Commission, a registration statement on Form S-3, under the Securities Act of 1933, relating to its proposed offer and sale, from time to time, of debt securities, shares of common stock, warrants, stock purchase contracts and units comprised of any or all of these securities for an aggregate offering price of up to $700,000,000 (the "Shelf Registration Statement"). The Company amended the Shelf Registration Statement on September 17, 2004 to include 300,000 shares of common stock that may be offered and sold on behalf of a selling shareholder who is an affiliate of Hughes Supply. Following effectiveness of the Shelf Registration Statement, the Company anticipates it may engage in an offering of common stock or other securities pursuant to the Shelf Registration Statement, if market conditions permit. As a result of a public offering of common stock pursuant to the Shelf Registration Statement, the Company would be engaged in a distribution of Common Stock subject to Regulation M. Consequently, unless exempted from the provisions of Regulation M, the Company and its selling shareholder would be prohibited from bidding for, purchasing, or attempting to induce any person to bid for or purchase Common Stock, or any reference security, including bids or purchases in connection with the Rescission Offer, until the offering is completed or abandoned. You have requested relief from Rule 102 of Regulation M for the sale of shares pursuant to the Shelf Registration Statement during the Rescission Offer.

In your correspondence, you make the following key representations:

- The Rescission Offer will not be generally advertised and will be offered only to the Company's existing employees and shareholders who hold shares pursuant to the 401(k) Plan that are subject to the Rescission Offer;
- The Rescission Offer will be conducted independent of any offering pursuant to the Shelf Registration Statement;
- The Rescission Offer will be conducted solely by Hughes Supply personnel, and Hughes Supply has not, and will not, retain any underwriters to act as dealer-managers in connection with the Rescission Offer or to otherwise participate in, or facilitate, the Rescission Offer;
- It is not anticipated that a significant number of offerees will accept the Rescission Offer because most of the stock purchases that are subject to the Rescission Offer occurred at prices below the current market value of the stock;
- The Company will not be relying on the proceeds of any public offering pursuant to the Shelf Registration Statement to make any purchases pursuant to the Rescission Offer.

Rule 102 prohibits issuers, selling security holders, and their affiliated purchasers from bidding for, purchasing, or attempting to induce any person to bid for or purchase a covered security during the distribution period.[1] Accordingly, the Rescission Offer may constitute a bid by the Company during a public offering that is prohibited by Regulation M. Based on the facts and representations that you have made, the Rescission Offer would not appear to result in any of the abuses that Rule 102 is designed to prevent. Accordingly, on the basis of these facts and representations, but without necessarily

[1] See Securities Exchange Act Release No. 23611 (September 11, 1986), 51 FR 33242 (September 19, 1986). The release explains, among other things, that the issuer is subject to Rule 10b-6 whenever an "affiliated purchaser" of the issuer sells securities off the shelf. This analysis applies to Regulation M which superseded Rule 10b-6.

concurring in your analysis, the Commission hereby grants the Company an exemption from Rule 102 of Regulation M pursuant to paragraph (e) thereof to permit the Company to conduct the Rescission Offer as described. This exemption is subject to the following conditions:

1. The Company shall provide to the Division of Market Regulation ("Division"), upon request, a list of all stockholders that accept the Rescission Offer, and the number of shares subject to the Rescission Offer and price per share received by such accepting stockholders.

2. The prospectus supplement for any public offering pursuant to the Shelf Registration Statement shall disclose that the Company has received an exemption from the provisions of Rule 102.

The foregoing exemption from Rule 102 of Regulation M is based solely on your representations and the facts presented to the staff, and is strictly limited to the application of this rule to the Rescission Offer. In the event that any material change occurs with respect to any of those facts or representations, the Rescission Offer should be discontinued, pending presentation of the facts for our consideration.

In addition, your attention is directed to the anti-fraud and anti-manipulation provisions of the Exchange Act, particularly Sections 10(b) and 13(e), and Rule 10b-5 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws must rest with the participants in the various transactions. The Division expresses no view with respect to any other questions that the Rescission Offer may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of any other federal or state laws to, the Rescission Offer.

For the Commission, by the Division of Market Regulation, pursuant to delegated authority,



James A. Brigagliano
Assistant Director

HOLLAND & KNIGHT LLP

200 South Orange Avenue, Suite 2600
P.O. Box 1526 (ZIP 32802-1526)
Orlando, Florida 32801

407-425-8500
407-244-5288 Fax
www.hklaw.com

VIA OVERNIGHT DELIVERY
AND FACSIMILE (202-347-6539)

October 4, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: James A. Brigagliano
Division of Market Regulation

Re: Hughes Supply, Inc.
Request for Exemption under Regulation M, Rule 102(e)

Ladies and Gentlemen:

We are writing on behalf of our client, Hughes Supply, Inc., a Florida corporation ("Hughes Supply" or the "Company"), to request that the staff at the Division of Market Regulation (the "Staff"), pursuant to delegated authority, grant an exemption pursuant to Rule 102(e) of Regulation M under the Securities Exchange Act of 1934 ("1934 Act") from the prohibition set forth in Rule 102(a) of Regulation M if Hughes Supply conducts a rescission offer for certain shares of its common stock while it offers its shares to the public.

I. BACKGROUND

Hughes Supply

Founded in 1928, Hughes Supply is one of the largest diversified wholesale distributors of construction, repair and maintenance-related products in the United States. Hughes Supply distributes over 350,000 products to more than 100,000 customers through approximately 500 branches located in 38 states. Its principal customers include electrical, plumbing and mechanical contractors; public utilities; property management companies; municipalities; and industrial companies.

Hughes Supply's common stock is registered pursuant to Section 12(b) of the 1934 Act and is traded on the New York Stock Exchange under the symbol "HUG".

The Form S-3 Shelf Registration Statement

On June 14, 2004, Hughes Supply filed a registration statement on Form S-3 with the Securities and Exchange Commission ("Commission") relating to its proposed offer and sale, from time to time, of debt securities, shares of common stock, warrants, stock purchase contracts and units comprised of any or all of these securities for an aggregate offering price of up to $700,000,000, File No. 333-116464, which was amended on September 17, 2004 to include 300,000 shares of common stock that may be offered and sold on behalf of a selling shareholder who is an affiliate of Hughes Supply (as amended, the "Shelf Registration Statement"). All common share amounts and prices in this letter reflect Hughes Supply's two-for-one stock split paid on September 22, 2004. The Shelf Registration Statement was declared effective by the Commission on September 24, 2004. Hughes Supply anticipates that, if market conditions permit, it may engage in an offering of common stock or other securities pursuant to the Shelf Registration Statement.

The Rescission Offer

In June 1998, Hughes Supply filed a registration statement on Form S-8 to register 500,000 shares of its common stock (the "401(k) Plan Shares") to be acquired by participants in the Hughes Supply, Inc. Cash or Deferred Profit Sharing Plan and Trust (the "401(k) Plan") pursuant to the 401(k) Plan and the interests of those participants in the 401(k) Plan. Subsequent to filing the registration statement, the 401(k) Plan did not file annual reports on Form 11-K. At some point in time, purchases of common stock by the 401(k) Plan participants exceeded the number of 401(k) Plan Shares covered by the Form S-8 registration statement. Consequently, the acquisition by the 401(k) Plan's trustee for the benefit and at the direction of 401(k) Plan participants of shares of common stock of Hughes Supply may not have been registered in compliance with applicable securities laws. The 401(k) Plan filed its Form 11-K for the fiscal year ended January 30, 2004 on August 13, 2004. Hughes Supply filed a Form S-8 to register the acquisition of additional shares of its common stock by 401(k) Plan participants on August 25, 2004.

Hughes Supply believes that the statute of limitations period that applies to claims for rescission by 401(k) Plan participants under applicable federal laws is one year. Hughes Supply is considering offering a right of rescission (the "Rescission Offer") to those 401(k) Plan participants who may have received shares of its common stock in violation of applicable securities laws during the one year preceding the date of its filing of the new Form S-8 registration statement on August 25, 2004. Under the Rescission Offer, the 401(k) plan participants would be entitled to require Hughes Supply to repurchase those shares at the price per share of Hughes Supply's common stock when the shares were transferred to the participant's account, plus interest at a rate to be determined. Based upon its preliminary investigation, Hughes Supply currently believes that approximately 168,320 shares of its common stock may have been transferred to a total of 3,337 401(k) Plan participants between August 25, 2003 and August 25, 2004, and, if subject to rescission, would have an aggregate repurchase price of approximately $4.3 million, plus interest.

Hughes Supply would file a registration statement on Form S-3 to register the Rescission Offer under the Securities Act of 1933 (the "1933 Act") as promptly as practicable. This registration statement would register 168,320 shares of common stock that would be subject to the Rescission Offer. Hughes Supply anticipates that it would commence the rescission offer as soon as practicable, assuming the registration statement relating to the Rescission Offer has been declared effective by the Staff. The Rescission Offer would be kept open for at least 30 days. The Rescission Offer would not be contingent upon the completion of any public offering pursuant to the Shelf Registration Statement, although Hughes Supply may commence the Rescission Offer after a public offering pursuant to the Shelf Registration Statement is completed, if market conditions permit.

The Rescission Offer would not be generally advertised and would be offered to existing Hughes Supply employees and shareholders who hold shares pursuant to the 401(k) Plan that are subject to the Rescission Offer. Each of these employees and shareholders would receive a copy of the prospectus relating to the Rescission Offer. Shares of common stock not repurchased by Hughes Supply pursuant to the Rescission Offer would be deemed to be registered shares under the 1933 Act effective as of the commencement date of the Rescission Offer without any further action on the part of the offerees in the Rescission Offer. Participants in the Rescission Offer would also be advised that non-acceptance of the Rescission Offer may not terminate such person's right to bring civil action against Hughes Supply under federal securities laws before the expiration of any applicable statute of limitations, but that in any litigation brought by an offeree who does not accept the Rescission Offer, Hughes Supply intends to assert, among other defenses, that such offeree is estopped or otherwise precluded from bringing such claims.

The rescission offer would be conducted solely by Hughes Supply personnel, and Hughes Supply has not, and would not, retain any underwriters to act as dealer-managers in connection with the Rescission Offer or to otherwise participate in, or facilitate, the Rescission Offer. Hughes Supply expects that it would be able to fund any costs related to the Rescission Offer from its current cash balances and would not be relying on the proceeds of any public offering pursuant to the Shelf Registration Statement to make any purchases pursuant to the Rescission Offer.

II. DISCUSSION OF APPLICABLE LAW

Regulation M; Rule 102

Rule 102 of Regulation M is designed to prevent manipulation of the trading markets while a distribution of securities is in process. Rule 102 accomplishes this by prohibiting an issuer (and certain other persons participating in a distribution) from bidding for or purchasing securities of the same class being distributed during the distribution process because such bids and purchases might create an appearance of trading activity which is unjustified or might maintain or increase the prices at which the securities are being traded. As stated in its adopting release, Regulation M was adopted by the Commission with the intent to preclude manipulative conduct by persons with an interest in the outcome of the offering.

Rule 102 of Regulation M contains various exceptions from the limitations or prohibitions upon the purchase of securities while a distribution is in process. In addition, Rule 102(e) provides that upon written application or upon its own motion, the Commission may grant an exemption from the provisions of Rule 102, either unconditionally or on specified terms and conditions, to any transaction or class of transactions or to any security or class of securities.

Hughes Supply's proposed Rescission Offer would include an offer to purchase its common stock, which may also be the subject of a public offering by Hughes Supply and possibly one of its shareholders pursuant to the Shelf Registration Statement if market conditions permit. Accordingly, if Hughes Supply and its selling shareholder engage in a public offering of common stock pursuant to the Shelf Registration Statement, the Rescission Offer may be deemed to be in violation of Rule 102(a) because Hughes Supply would be bidding for shares of its common stock concurrently with the public offering. Rule 102 was promulgated to prevent participants in a distribution of securities from artificially maintaining the trading price of the security above that which would otherwise prevail as a result of market factors.

The purposes of Rule 102(a) would not be furthered by its application to Hughes Supply's proposed Rescission Offer because there is little possibility that the Rescission Offer would affect or manipulate the price at which the shares of Hughes Supply's common stock would be sold in any public offering pursuant to the Shelf Registration Statement while the Rescission Offer is ongoing. It is unlikely that the Rescission Offer could be used to manipulate the offering price of Hughes Supply's common stock as the prices at which Hughes Supply would offer to repurchase the shares of common stock in the Rescission Offer would be entirely based on the historical purchase prices of these shares, and these historical prices have no correlation with the current value of Hughes Supply's common stock.

In connection with the proposed Rescission Offer, Hughes Supply would offer to repurchase shares of its common stock from a limited number of employees and shareholders. The weighted average price of the shares subject to the Rescission Offer would be approximately $25.56 per share. The high and low trading prices of Hughes Supply's common stock on the New York Stock Exchange during the period from August 1, 2004 to September 7, 2004 were $31.89 and $28.18, respectively. Hughes Supply anticipates that if it were to engage in a public offering of its common stock pursuant to the Shelf Registration Statement, the public offering price would be determined in relation to its current market price. Consequently, Hughes Supply currently does not anticipate that there would be economic incentive for a significant number of offerees in the Rescission Offer to accept the Rescission Offer, and the Rescission Offer should not increase or otherwise affect trading in Hughes Supply's publicly traded stock.

In addition, as discussed above, Hughes Supply has sufficient working capital to fund the proposed Rescission Offer and would not be relying upon the proceeds of any public offering pursuant to the Shelf Registration Statement to make these purchases. The Rescission Offer would be directed to a limited number of persons, would not be widely publicized and would be conducted solely by Hughes Supply personnel, independent of any underwriter participating in any public offering pursuant to the Shelf Registration Statement. Because the Rescission Offer would be conducted in this manner, purchases made pursuant to the Rescission Offer, if any, would be unlikely to artificially support the market price for the shares to be distributed in any public offering pursuant to the Shelf Registration Statement. Finally, Hughes Supply's sole purpose in conducting the Rescission Offer would be to attempt to address violations of securities laws in connection with the issuance of certain shares of its common stock.

We believe that the circumstances of Hughes Supply's proposed rescission offer are similar to those described in previous requests in which an exemption was granted, such as Google Inc. (August 16, 2004) and Plastics Manufacturing Company (January 21, 2000), in which the Commission granted an exemption under Rule 102(e) of Regulation M, and Criticare Systems, Inc. (June 22, 1987), in which the Commission granted an exemption from Rule 10b-6, the predecessor to Regulation M. In each of these requests, the applicant maintained that the proposed rescission offer did not implicate the market manipulation concerns underlying Regulation M because, among other reasons, it was highly unlikely that a significant number of shares would be tendered pursuant to the rescission offer and therefore bids for and purchases of shares pursuant to the rescission offer would not appear to result in any of the abuses that Regulation M is designed to prevent.

III. REQUEST FOR RELIEF

For the foregoing reasons, Hughes Supply believes that conducting the proposed Rescission Offer in the manner described above would not pose the dangers of market manipulation that

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Regulation M seeks to prevent and that the Rescission Offer is necessary to effectuate the purposes of federal securities laws and regulations in general. We therefore request that the Staff, pursuant to delegated authority, grant an exemption pursuant to Rule 102(e) of Regulation M under the 1934 Act from the prohibition set forth in Rule 102(a) of Regulation M.

If you have any questions with respect to this request or require any additional information, please do not hesitate to call the undersigned at 407-244-5108.

In accordance with Securities Act Release No. 33-6269 (December 5, 1980), enclosed are seven (7) additional copies of this letter. Please acknowledge receipt of this letter by date-stamping the enclosed extra copy of this letter and returning it to the undersigned in the enclosed, self-addressed stamped envelope.

Very truly yours,

HOLLAND & KNIGHT LLP



Tom McAleavey

cc: John Z. Paré, Esq., Hughes Supply, Inc.

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